SEC 05038753 MMISSION

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SEC FILE NUMBER
8-17574

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pershing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Pershing Plaza
(No. and Street)

Jersey City	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Wallestad **201-413-2201**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH, D.C. 185 SECTION

PROCESSED MAR 2 _ 2005 THOMSON FINANCIAL

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Brueckner and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pershing LLC, as of and for the year ended December 31, 2004, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 30, 2006

Richard Brueckner
Chief Executive Officer

Dennis Wallestad
Chief Financial Officer

2/24/2005
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Equity.
[x] (f) Statement of Changes in Subordinated Indebtedness.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Pershing LLC
(A wholly-owned subsidiary of the Bank of New York)

As of December 31, 2004
With Report of Independent Registered Public Accounting Firm

Pershing LLC

(A wholly-owned subsidiary of The Bank of New York)

Statement of Financial Condition

As of December 31, 2004

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of Pershing LLC

We have audited the accompanying statement of financial condition of Pershing LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2005

Pershing LLC

(A wholly-owned subsidiary of the Bank of New York)

Statement of Financial Condition

December 31, 2004

(Dollars in millions)

Assets

Cash and cash equivalents	$	283
Cash and securities segregated for regulatory purposes		1,652
Collateralized financing agreements:		
Securities purchased under agreements to resell		622
Securities borrowed		1,560
Receivables:		
Customers		6,469
Brokers, dealers and clearing organizations		1,464
Other assets		224
Total assets	$	12,274

Liabilities and Member's Equity

Liabilities:		
Drafts payable	$	379
Collateralized financing agreements:		
Securities sold under agreements to repurchase		216
Securities loaned		699
Payables:		
Customers		7,617
Brokers, dealers and clearing organizations		1,562
Accrued compensation and accounts payable		509
Total liabilities		10,982
Subordinated indebtedness		730
Member's equity:		
Member's contributions		488
Accumulated earnings		74
Total member's equity		562
Total liabilities and member's equity	$	12,274

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Pershing LLC (the "Company") was formed as a single member limited liability company in the state of Delaware on January 17, 2003 with an indefinite life. The Company is a wholly-owned subsidiary of The Bank of New York (the "Parent") which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY").

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") authorized to engage in correspondent clearing, sales and trading, investment banking and brokerage services and is registered with the National Futures Association ("NFA"). The Company is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange, Inc., Chicago Board Options Exchange, Inc. , and other regional exchanges.

2. Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Collateralized Short-Term Financing Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to 3 months.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral that typically exceeds the market value of securities loaned.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), net receivables arising from unsettled trades and the Company's introducing brokers' margin loans. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years.

Exchange Memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are primarily carried at cost. Assessments of the potential impairment of carrying value are made periodically. The Company's carrying value of exchange seats is $9.6 million with a related market value of approximately $17.7 million.

Customer Transactions

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are generally not reflected in the statement of financial condition.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY, calculated on a separate entity basis in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are included on the

statement of financial condition as a component of "other assets" and "accounts payable and accrued expenses," respectively.

3. Subordinated Indebtedness

At December 31, 2004, the Company had two subordinated debt agreements with the Parent which bear interest at a rate of LIBOR plus 120 basis points and which qualify as regulatory net capital in accordance with SEC Rule 15c3-1. Indebtedness of $480 million qualifies as equity in the debt to debt plus equity ratio and matures on March 31, 2008. Indebtedness of $250 million matures on December 22, 2008. In accordance with SEC regulations, subordinated indebtedness may not be repaid if net capital is less then 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met. All subordinated borrowings have been approved by the applicable regulatory authorities for inclusion in regulatory net capital.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At December 31, 2004, amounts receivable from and payable to brokers, dealers and clearing organizations include ($ in millions):

Receivables:		
Securities failed to deliver	$	605
Clearing organizations		55
Broker-dealers		804
Total receivables	$	1,464
Payables:		
Securities failed to receive	$	604
Broker-dealers		958
Total payables	$	1,562

5. Related Party Transactions

The Company has entered into related party transactions with affiliates, including its Parent, BNY and certain of their subsidiaries. The Company enters into these transactions in the normal course of business.

The Company has a $2 billion unsecured line of credit agreement with the Parent, principally to finance purchases of securities by customers on margin. At December 31, 2004, there were no borrowings against the line of credit. Interest on such borrowings is based on the federal funds rate plus .25% (2.25% at December 31, 2004). Included in accounts payable and accrued expenses is $2.6 million of accrued interest payable on the subordinated indebtedness with the Parent.

The Company provides clearing services to various wholly-owned broker-dealers of the Parent and BNY. Cash balances due to these affiliates were approximately $122.8 million at

December 31, 2004 and are included in payable to brokers, dealers and clearing organizations.

Included in accounts payable and accrued expenses is $68.2 million for trademark royalties payable to an affiliate.

The Company received certain administrative support services from the Parent. For the year ending December 31, 2004, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

Included in other assets at December 31, 2004, are approximately $3.0 million of receivables from affiliates related to operating expenses. Payables to affiliates of approximately $95.8 million are included in accounts payable and accrued expenses and relate primarily to the payable to the Parent for taxes, technology charges allocated by an affiliate and lease payments due to an affiliate for fixed assets.

6. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements, and communications equipment and are included in other assets on the statement of financial condition. At December 31, 2004 fixed assets amounted to $30 million, net of accumulated depreciation of $15 million, consisting primarily of computer software.

7. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. At December 31, 2004, the Company's regulatory net capital of $1,009 million was 12.18% of aggregate debit balances and in excess of the minimum requirement by $843 million. The Company's debt to debt plus equity ratio was 19.35%.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2004, the Company had $1,652 million of cash on deposit in such accounts.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule and other regulatory bodies.

As a clearing broker the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing broker dealers (the "PAIB Reserve Formula"). The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets as allowable assets in the correspondents' net

capital calculation. The Company had no reserve requirement under the PAIB Reserve Formula, as defined, as of December 31, 2004. Accordingly, no amounts were established in a PAIB reserve account at December 31, 2004.

8. Lease Commitments

The Company has non-cancelable leases for office space and equipment that expire on various dates through 2016. At December 31, 2004, minimum future rentals on non-cancelable operating leases are as follows ($ in millions): 2005, $35; 2006, $33; 2007, $30; 2008, $24; 2009, $14; and $10 for the years thereafter.

9. Pledged Assets and Guarantees

As of December 31, 2004, the market value of securities that the Company has pledged to counterparties was $899 million, which is related to collateralized financing agreements in the statement of financial condition. At December 31, 2004, the market value of securities received as collateral from counterparties was $2.1 billion. The Company routinely re-pledges, lends or resells these securities to third parties. As of December 31, 2004, the market value of collateral pledged, sold or lent was $295 million.

Obligations Under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with FASB Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. These recognition requirements pertain to any new guarantees issued subsequent to December 31, 2002 or existing guarantees that were modified after December 31, 2002.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

10. Financial Instruments and Related Risks

Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other brokers and dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions. The majority of the stock borrow/stock loan business is conducted with a single counterparty pursuant to a fee sharing arrangement on a collateralized basis.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well